Hanwha SolarOne Reports First Quarter 2012
Results

SHANGHAI, May 30, 2012 — Hanwha SolarOne Co., Ltd. ("SolarOne" or the "Company") (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the quarter ended March 31, 2012. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (8:00 pm Shanghai Time) on May 30, 2012. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

FIRST QUARTER 2012 HIGHLIGHTS1

•	Total net revenues were RMB803.9 million (US$127.7 million), a decrease of 17.8% from 4Q11, and a decrease of 63.5% from 1Q11.
•	PV module shipments, including module processing services, were 160.7 MW, a decrease of 15.0% from 189.1 MW in 4Q11, and a decrease of 35.3% from 248.5 MW in 1Q11.
•	Average selling price (“ASP”), excluding module processing services, decreased to RMB5.30 per watt (US$0.84) from RMB6.29 per watt in 4Q11, and decreased from RMB11.23 per watt in 1Q11.
•	Gross loss decreased by 87.6% to RMB75.2 million (US$11.9 million) from a gross loss of RMB604.6 million in 4Q11. Gross profit was RMB380.0 million in 1Q11. [2]
•	Gross margin was negative 9.4%, compared with negative 61.8% in 4Q11, primarily because the decline in production costs outpaced the decline in ASP.[3] Gross margin in 1Q11 was positive 17.2%.
•	Operating loss decreased by 78.0% to RMB220.9 million (US$35.1 million) from an operating loss of RMB1,005.2 million in 4Q11. The Company recorded an operating profit of RMB262.2 million in 1Q11. The decrease in operating loss in 1Q12 from 4Q11 was primarily due to the decline in gross loss, tight control of operating expenses, in particular selling and marketing expenses and general and administrative expenses.
•	Operating margin was negative 27.5%, compared with negative 102.8% in 4Q11 and positive 11.9% in 1Q11.
•	Net loss attributable to shareholders on a non-GAAP basis was RMB269.9 million (US$42.9 million), compared with a net loss of RMB862.3 million in 4Q11 and net income of RMB154.4 million in 1Q11.
•	Net loss per basic ADS on a non-GAAP basis was RMB3.20 (US$0.51), compared with a net loss per basic ADS of RMB10.22 in 4Q11 and net income per ADS on a non-GAAP basis of RMB1.84 in 1Q11.
•	Net loss attributable to shareholders on a GAAP basis was RMB303.7 million (US$48.2 million), compared with a net loss attributable to shareholders on a GAAP basis of RMB832.9 million in 4Q11. The Company recorded a non-cash loss of RMB9.5 million (US$1.5 million) from the change in fair value of the convertible feature of the Company’s convertible bonds as compared with a non-cash gain of RMB33.2 million in 4Q11. Net income attributable to shareholders on a GAAP basis in 1Q11 was RMB149.4 million, including a non-cash gain of RMB47.9 million from the change in fair value of the convertible feature of the Company’s convertible bonds. As explained in prior quarters, the fluctuations in the fair value of the convertible feature of the Company’s convertible bonds are primarily due to changes in the Company’s ADS price, over which the Company has no direct control, and does not reflect the operating performance of the Company. The Company also recorded a US$8.9 million loss on the extinguishment of debt related to its repurchase of convertible bonds.
•	Net loss per basic ADS on a GAAP basis was RMB3.60 (US$0.57), compared with a net loss per basic ADS on a GAAP basis of RMB9.88 in 4Q11 and net income per basic ADS on a GAAP basis of RMB1.78 in 1Q11.
•	Annualized Return on Equity (“ROE”) on a non-GAAP basis was negative 29.4% in 1Q12, compared with negative 81.5% in 4Q11 and positive 12.6% in 1Q11.
•	Annualized ROE on a GAAP basis was negative 29.2% in 1Q12, compared with negative 70.6% in 4Q11 and positive 11.3% in 1Q11.

1 All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

Mr. Ki-Joon HONG, Chairman and CEO of Hanwha SolarOne commented, “Our first quarter results reflect our decision to reduce shipments to the U.S. in order to avoid any potential retroactive tariffs. This strategy now appears prudent as the U.S. Department of Commerce recently decided to retroactively enforce new countervailing duty and anti-dumping tariffs. The industry still faces some challenges, but we are encouraged by certain areas of progress for the Company. We have increased utilization of our cell and module capacities, reflecting a significant improvement in demand. We are pleased with the cost reductions we have achieved so far, and we expect to see further cost reductions in the coming quarters. We have been able to maintain tight control over our operating expenses while still investing in people, product quality, branding, technology and management systems. We are also making progress in our downstream initiatives. The $180 million loan facility we obtained in April 2012 provides us with the necessary capital to grow our business. The holding company of our largest shareholder, Hanwha Chemical Corporation, guaranteed the loan facility, demonstrating its continued and strong commitment to our company. We believe the next quarter will show the progress we have made as we start to see higher volumes, continued reductions in processing costs and a return to positive gross margins.”

FIRST QUARTER 2012 RESULTS

•	Total net revenues were RMB803.9 million (US$127.7 million), a decrease of 17.8% from RMB978.3 million in 4Q11, and a decrease of 63.5% from RMB2,203.1 million in 1Q11. The decrease in total net revenues in 1Q12 compared with 4Q11 was primarily due to lower shipments and reduced ASP.
•	Revenue contribution from PV module processing services as a percentage of total net revenues was 7.7%, compared with 8.9% in 4Q11. This reflected a decrease in revenue from Q-Cells, which filed a petition for bankruptcy in April 2012, and the Company’s efforts in building its own brand.
•	PV module shipments, including module processing services, were 160.7 MW, a decrease from 189.1 MW in 4Q11, and a decrease from 248.5 MW in 1Q11. The decrease in module shipments in 1Q12 was primarily due to our decision to reduce shipments to the U.S. to avoid potential retroactive tariffs.
•	The Company saw robust demand from Germany prior to the pending feed-in-tariff reductions. Germany accounted for 43% of total shipments, an increase from 23% in 4Q11. Shipments to the U.S. were curtailed in order to avoid potential retroactive tariffs as a result of the U.S. Department of Commerce countervailing duty and anti-dumping investigations. The U.S. accounted for 5% of total shipments, a decrease from 33% in 4Q11. Demand from India remained robust at 13% of total shipments, followed by Australia and Italy at 5% each. Some new markets in Eastern Europe (Bulgaria and Slovenia) in aggregate accounted for 4% of total shipments. Demand from China was light in 1Q12, but is expected to see renewed momentum in 2H12.

Module revenue by shipping destination 1Q12	Module revenue by shipping destination 4Q11

•	ASP, excluding module processing services, decreased to RMB5.30 per watt (US$0.84) from RMB6.29 per watt in 4Q11 and from RMB11.23 per watt in 1Q11.
•	Gross loss was RMB75.2 million (US$11.9 million), compared with a gross loss of RMB604.6 million in 4Q11 and a gross profit of RMB380.0 million in 1Q11.

•	Gross margin was negative 9.4%, compared with negative 61.8% in 4Q11. Gross loss in 4Q11 included non-cash charges from an inventory write-down and provisions for advance payments on the Company’s purchase commitment under long-term supply contracts totaling RMB407.5 million. Internal production costs decreased significantly and outpaced the decline in ASP from 4Q11 to 1Q12. Gross margin in 1Q11 was positive 17.2%.

•	The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$0.92, representing a 20.7% decrease from US$1.16 (excluding US$0.45 per watt of non-cash charges from an inventory write-down and provisions for advance payments on the Company’s purchase commitment under long-term supply contracts) in 4Q11. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells.
•	Internal production costs (including both silicon and non-silicon costs) using internally sourced wafers were US$0.78 per watt, representing a 24.3% decrease from US$1.03 per watt in 4Q11. The decrease was primarily due to reduced polysilicon costs as well as operational improvements.
•	Operating loss was RMB220.9 million (US$35.1 million), compared with an operating loss of RMB1,005.2 million in 4Q11 and an operating profit of RMB262.2 million in 1Q11. Operating margin decreased to negative 27.5% from negative 102.8% in 4Q11, compared with positive 11.9% in 1Q11.
•	Operating expenses as a percentage of total net revenues were 18.1% in 1Q12, compared with 40.9% in 4Q11 and 5.3 % in 1Q11. The Company reduced total operating expenses (excluding the non-cash charges for goodwill impairment in 4Q11) by 45.2% from 4Q11. The higher percentage in 1Q12 compared with 1Q11 was primarily due to a decrease in total net revenues in 1Q12.
•	Interest expense was RMB69.1 million (US$11.0 million), compared with RMB41.7 million in 4Q11 and RMB41.8 million in 1Q11, as a result of the Company’s higher debt levels.
•	The Company recorded a net gain of RMB11.4 million (US$1.8 million), which combined the effect of a foreign exchange gain with a gain from the change in fair value of derivatives. The Company recorded a net loss of RMB0.1 million in 4Q11 and a net loss of RMB36.8 million in 1Q11, which were the net effect of the foreign exchange gain/loss and the gain/loss from changes in fair value of derivatives.
•	Loss from the change in fair value of the conversion feature of the Company's convertible bonds was RMB9.5 million (US$1.5 million), compared with a gain of RMB33.2 million in 4Q11 and RMB47.9 million in 1Q11. The fluctuations resulting from the application of ASC 815-40 on January 1, 2009, were primarily due to changes in the Company's ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.
•	Income tax benefit in 1Q12 decreased to RMB37.7 million (US$6.0 million), compared with RMB179.9 million in 4Q11 and income tax expense of RMB84.3 million in 1Q11.
•	Net loss attributable to shareholders on a non-GAAP basis[1] was RMB269.9 million (US$42.9 million), compared with a net loss attributable to shareholders of RMB862.3 million in 4Q11 and net income attributable to shareholders of RMB154.4 million in 1Q11.
•	Net loss per basic ADS on a non-GAAP basis was RMB3.20 (US$0.51), compared with a net loss per basic ADS on a non-GAAP basis of RMB10.22 in 4Q11 and net income per basic ADS on a non-GAAP basis of RMB1.84 in 1Q11.
•	Net loss attributable to shareholders on a GAAP basis was RMB303.7 million (US$48.2 million), compared with a net loss attributable to shareholders of RMB832.9 million in 4Q11 and net income attributable to shareholders of RMB149.4 million in 1Q11.

•	Net loss per basic ADS on a GAAP basis was RMB3.60 (US$0.57), compared with a net loss per basic ADS of RMB9.88 in 4Q11 and net income per basic ADS of RMB1.78 in 1Q11.
•	Annualized ROE on a non-GAAP basis was negative 29.4% in 1Q12, compared with negative 81.5% in 4Q11 and positive 12.6% in 1Q11.
•	Annualized ROE on a GAAP basis was negative 29.2% in 1Q12, compared with negative 70.6% in 4Q11 and positive 11.3% in 1Q11.

FINANCIAL POSITION

As of March 31, 2012, the Company had cash and cash equivalents of RMB1,908.9 million (US$303.1 million) and net working capital of RMB45.9 million (US$7.3 million), compared with cash and cash equivalents of RMB1,976.6 million and net working capital of RMB908.3 million as of December 31, 2011. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB2,727.0 million (US$433.0 million), compared with RMB2,006.9 million as of December 31, 2011. The increase in short-term borrowings was primarily for working capital needs.

As of March 31, 2012, the Company had total long-term debt of RMB1,458.6 million (US$231.6 million), which comprised both long-term bank borrowings and convertible notes payable. The Company's long-term bank borrowings are to be repaid in installments until their maturities, which range from 2 to 4 years. Holders of the convertible notes have the option to require the Company to redeem the notes beginning on January 15, 2015.

Net cash generated from operating activities in 1Q12 was RMB46.0 million (US$7.3 million), compared with net cash generated from operating activities of RMB311.3 million in 4Q11 and net cash used in operating activities of RMB67.5 million in 1Q11.

As of March 31, 2012, accounts receivable were RMB603.9 million (US$95.9 million), compared with RMB537.5 million as of December 31, 2011 and RMB1,722.0 million as of March 31, 2011. Days sales outstanding was 64 days in 1Q12, compared with 82 days in 4Q11 and 62 days in 1Q11.

As of March 31, 2012, inventories decreased to RMB659.1 million (US$104.7 million) from RMB684.0 million as of December 31, 2011, and from RMB990.7 million as of March 31, 2011. Days inventory was 69 days in 1Q12, compared with 53 days in 4Q11 and 44 days in 1Q11.

Capital expenditures were RMB355.5 million (US$56.5 million) in 1Q12. The Company has repurchased approximately US$50 million of its convertible bonds since January 1, 2012 and may do so in the future, subject to market conditions and other factors. No additional purchases were made since the previous disclosure.

CAPACITY

As of March 31, 2012, the Company had production capacities of 800 MW for ingots and wafers, 1.3 GW for cells and 1.5 GW for modules. The Company currently has no near-term plan to add additional capacities. Management will review expansion needs in the future in line with changes in overall market demand.

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For 2Q12, the Company expects

•	Total module shipments to be approximately 230-240 MW, of which about 10% will be for PV module processing services.
•	Gross margin to be positive.

For the full year 2012, the Company expects:

•	Module shipments to be approximately 1 GW, of which about 5% will be for PV module processing services.
•	Capital expenditures of US$150 million, depending on demand and other market conditions.

•	Processing costs (excluding silicon costs) to be below US$0.50 per watt by year-end 2012.

CONFERENCE CALL

The Company will host a conference call to discuss the first quarter of 2012 results at 8:00 am Eastern Time (8:00 pm Shanghai Time) on May 30, 2012.

Mr. Ki-Joon HONG, Chairman and CEO, Mr. Hee Cheul KIM, President, Mr. Dong Kwan KIM, Chief Strategy Officer, and Mr. Jung Pyo SEO, Chief Financial Officer, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number:	+1 866 519 4004
•	U.S. New York local number:	+1 718 354 1231
•	International dial-in number:	+65 6723 9381
•	China Toll Free Number:	800 819 0121
400 620 8038

Passcode:      HSOL

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

•	U.S. Toll Free Number:	+1 866 214 5335
•	International dial-in number:	+61 2 8235 5000

Passcode:       80803471

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of March 30, 2012, which was RMB6.2975 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2012 or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 2Q and/or full-year 2012 estimates for PV product shipments, ASPs, gross margin, production capacities, production costs and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Paul Combs

V.P. of Investor Relations

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

Email: paul.combs@hanwha-solarone.com

Myung Sin Shim

Director Investor Relations

Tel: +86 21 3852 1511 / Mobile: +86 186 0174 7263

Email: Myung.Shim@hanwha-solarone.com

Christensen

Tip Fleming

Tel: +852 9212 0684

E-mail: tfleming@christensenIR.com

Teal Willingham

Tel: +86 10 5826 4988

E-mail: twillingham@christensenIR.com

Hanwha SolarOne Co., Ltd.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

	March 31	December 31	March 31	March 31
	2011	2011	2012	2012
	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	US$'000
ASSETS
Current assets
Cash and cash equivalents	1,354,392	1,976,555	1,908,859	303,114
Restricted cash	152,636	281,626	217,841	34,592
Derivative contracts	14,258	29,091	3,198	508
Accounts receivable, net	1,722,038	537,540	603,860	95,889
Notes receivable	-	60,208	7,799	1,238
Inventories, net	990,708	684,049	659,116	104,663
Advance to suppliers, net	825,224	475,645	573,587	91,082
Other current assets	243,377	528,572	382,416	60,725
Deferred tax assets - net	94,453	264,590	306,988	48,748
Amount due from related parties	17,347	241,453	96,568	15,334

Total current assets	5,414,433	5,079,329	4,760,232	755,893

Non-current assets
Fixed assets – net	2,774,846	4,715,962	4,899,072	777,939
Intangible assets – net	204,669	334,987	340,336	54,043
Goodwill	134,735	-	-	-
Deferred tax assets - net	18,477	16,493	11,915	1,892
Long-term deferred expenses	25,578	49,702	34,136	5,421
Amount due from related parites	10,000	-	-	-
Long-term prepayment	469,788	204,570	204,570	32,484

Total non-current assets	3,638,093	5,321,714	5,490,029	871,779

TOTAL ASSETS	9,052,526	10,401,043	10,250,261	1,627,672

LIABILITIES
Current liabilities
Derivative contracts	40,424	30,670	6,094	968
Short-term bank borrowings	777,214	1,764,251	2,103,536	334,027
Long-term bank borrowings, current portion	210,000	242,604	623,492	99,006
Accounts payable	1,001,172	1,024,947	1,133,379	179,973
Notes payable	263,309	462,602	316,105	50,195
Accrued expenses and other liabilities	387,889	375,238	338,331	53,725
Customer deposits	50,329	84,871	37,998	6,034
Unrecognized tax benefit	173,585	143,473	143,473	22,783
Amount due to related parties	24,183	42,342	11,921	1,893

Total current liabilities	2,928,105	4,170,998	4,714,329	748,604

Non-current liabilities
Long-term bank borrowings	90,000	1,352,373	1,075,722	170,817
Convertible bonds	658,143	498,646	382,922	60,805
Long term payable		50,000	50,000	7,940
Deferred tax liabilities	25,829	25,387	25,240	4,008

Total non-current liabilities	773,972	1,926,406	1,533,884	243,570

TOTAL LIABILITIES	3,702,077	6,097,404	6,248,213	992,174

Redeemable ordinary shares	55	24	24	4

EQUITY
Shareholders’ equity
Ordinary shares	314	315	315	50
Additional paid-in capital	3,963,670	3,996,418	3,998,485	634,932
Statutory reserves	198,141	174,456	174,456	27,702
Retained earnings	1,188,269	132,426	-171,232	-27,190

Total shareholders’ equity	5,350,394	4,303,615	4,002,024	635,494

TOTAL EQUITY	5,350,449	4,303,639	4,002,048	635,498

TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	9,052,526	10,401,043	10,250,261	1,627,672

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"),

except for number of shares (ADS) and per share (ADS) data

	For the three months ended
	March 31	December 31	March 31	March 31
	2011	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	US$'000

Net revenues	2,203,147	978,272	803,873	127,650

Cost of revenues	(1,823,197)	(1,582,900)	(879,111)	(139,597)

Gross profit	379,950	(604,628)	(75,238)	(11,947)

Operating expenses
Selling expenses	(49,649)	(98,185)	(58,695)	(9,320)
G&A expenses	(59,511)	(145,565)	(63,329)	(10,057)
R&D expenses	(8,601)	(22,071)	(23,596)	(3,747)
Loss on goodwill impairment		(134,735)	-	-

Total operating expenses	(117,761)	(400,556)	(145,620)	(23,124)

Operating profit	262,189	(1,005,184)	(220,858)	(35,071)

Interest expenses	(41,809)	(41,732)	(69,111)	(10,974)
Interest income	4,059	3,207	2,668	424
Exchange gain (loss)	16,656	(5,029)	2,630	418
Gain (loss) on change in fair value of derivative	(53,492)	4,919	8,742	1,388
Gain (loss) on change in conversion feature fair value of convertible bond	47,898	33,181	(9,472)	(1,504)
Loss on extinguishment of debt	-	-	(56,114)	(8,911)
Other income	693	1,808	1,900	302
Other expenses	(2,474)	(3,986)	(1,710)	(272)

Net income before income tax	233,720	(1,012,816)	(341,325)	(54,200)

Income tax expenses	(84,296)	179,877	37,667	5,981

Net income	149,424	(832,939)	(303,658)	(48,219)

Net income attributable to shareholders	149,424	(832,939)	(303,658)	(48,219)

Net income per share
Basic	0.36	(1.98)	(0.72)	(0.11)
Diluted	0.29	(1.98)	(0.72)	(0.11)

Shares used in computation
Basic	419,408,428	421,676,232	421,816,336	421,816,336
Diluted	465,445,803	421,676,232	421,816,336	421,816,336

Net income per ADS
Basic	1.78	(9.88)	(3.60)	(0.57)
Diluted	1.46	(9.88)	(3.60)	(0.57)

ADSs used in computation
Basic	83,881,686	84,335,246	84,363,267	84,363,267
Diluted	93,089,161	84,335,246	84,363,267	84,363,267

Hanwha SolarOne Co., Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

	For the three months ended
	March 31, 2011	December 31, 2011	March 31, 2012	March 31, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	US$'000

Cash flow from operating activities
Net income	149,424	(832,939)	(303,658)	(48,219)

Adjustments to reconcile net income (loss) to net cash provided (used) in operating activities:
Unrealised (gain)/loss from derivative contracts	25,608	(31,154)	1,317	209
Amortization of convertible bonds discount	18,607	26,133	24,102	3,828
Changes in fair value of conversion feature of convertible bonds	(47,898)	(33,181)	9,472	1,504
Loss on extinguishment of debt	-	-	56,114	8,911
Loss from disposal of fixed assets	201	473	263	42
Depreciation and amortization	52,464	52,464	84,855	13,474
Loss on goodwill impairment	-	134,735	-	-
Amortization of long-term deferred expenses	1,695	6,129	1,395	222
Provision for doubtful debt of advance to suppliers	-	287,749	-	-
Provision for doubtful debt of other receivables	-	54,456	-	-
Reversal of doubtful debt of advance to suppliers	-	-		-
Provision for doubtful debt of accounts receivable	-	-	-	-
Reversal of doubtful debt for accounts receivable	-	-	-	-
Write down of inventories	37,953	305,820	417,673	66,324
Stock compensation expense	5,504	2,208	2,067	328
Warranty provision	15,805	8,641	4,432	704
Warranty reversal	(8,733)	(7,022)	(2,195)	(349)
Deferred tax benefit	(4,707)	(112,641)	(37,967)	(6,029)
Unrecognized tax benefit	30,112	(26,344)	-	-
Changes in operating assets and liabilities
Restricted cash	(32,144)	25,974	12,290	1,952
Inventory	(237,889)	195,468	(392,740)	(62,364)
Account and notes receivables	(429,231)	726,054	(13,911)	(2,209)
Advance to suppliers and long-term prepayments	(136,667)	124,433	(97,942)	(15,553)
Long-term deferred expenses	-	(2,322)	-	-
Intangible assets	-	-	(7,104)	(1,128)
Other current assets	12,056	(128,730)	156,713	24,884
Amount due from related parties	15,472	(144,669)	144,885	23,007
Accounts and notes payable	460,789	(360,070)	102,350	16,253
Accrued expenses and other liabilities	(23,752)	25,049	(39,144)	(6,216)
Customer deposits	16,791	25,955	(46,873)	(7,443)
Amount due to related parties	11,000	(11,320)	(30,421)	(4,831)
Long-term payable	-	-	-	-

Net cash provided (used) in operating activities	(67,540)	311,349	45,973	7,301

Cash flows from investing activities
Acquisition of fixed assets	(598,094)	(289,902)	(406,888)	(64,611)
Change of restricted cash	(20,002)	27,638	51,495	8,177

Net cash provided (used) in investing activities	(618,096)	(262,264)	(355,393)	(56,434)

Cash flows from financing activities
Proceeds from share lending	9	-	-	-
Proceeds from exercise of stock option	947	-	-	-
Payment for repurchase of redeemable oridnary shares	-	(18)	-	-
Payment for repurchase of shares lending to Hanwha	-	(16)	-	-
Payment for repurchase of convertible bonds	-	-	(199,831)	(31,732)
Change of restricted cash	-	(115,000)	-	-
Proceeds from short-term bank borrowings	666,561	1,045,751	1,096,384	174,098
Proceeds from long-term bank borrowings	-	116,515	104,237	16,552
Payment of short term bank borrowings	(208,266)	(886,711)	(757,099)	(120,222)
Payment for long term bank borrowings	(50,000)	(20,000)	-	-
Repayment of advances from related parties	-	-	-	-
Payment of arrangement fee of long-term loans	-	(42,586)	-	-
Payment of arrangement fee of short-term loans	-	(5,625)	(1,967)	(312)

Net cash provided (used) by financing activities	409,251	92,310	241,724	38,384

Net increase (decrease) in cash and cash equivalents	(276,385)	141,395	(67,696)	(10,749)

Cash and cash equivalents at the beginning of period	1,630,777	1,835,160	1,976,555	313,863

Cash and cash equivalents at the end of period	1,354,392	1,976,555	1,908,859	303,114

Supplemental disclosure of cash flow information:
Interest paid	27,135	(9,609)	39,151	6,217
Income tax paid	51,522	3,442	26,384	4,190
Realized gain/(loss) from derivative contracts	(27,884)	(26,235)	10,059	1,597
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	144,298	85,371	(140,415)	(22,297)

	For the three months ended
	March 31, 2011	December 31, 2011	March 31, 2012	March 31, 2012
	(RMB million)	(RMB million)	(RMB million)	(US$ million)

Non-GAAP net income/(loss)	154.4	(862.3)	(269.9)	(42.9)

Fair value changes of the conversion features of the Convertible bonds	47.9	33.3	(9.5)	(1.4)

Accretion of interest of the Convertible bonds	(22.8)	(30.2)	(24.3)	(3.9)

Unrecognized tax benefit	(30.1)	26.3	-	-

GAAP net income/(loss)	149.4	(832.9)	(303.7)	(48.2)

	For the three months ended
	March 31, 2011	December 31, 2011	March 31, 2012	March 31, 2012
	(RMB)	(RMB)	(RMB)	(US$)

Non GAAP net income per ADS - Basic	1.84	(10.22)	(3.20)	(0.51)

Fair value changes of the conversion features of the Convertible bonds	0.57	0.39	(0.11)	(0.01)

Accretion of interest of the Convertible bonds	(0.27)	(0.36)	(0.29)	(0.05)

Unrecognized tax benefit	(0.36)	0.31	-	-

Net profit contributed to shareholders per ADS - Basic	1.78	(9.88)	(3.60)	(0.57)

ADS (Basic)	83,881,686	84,335,246	84,363,267	84,363,267

	For thee months ended			Annualized for the three months ended
	March 31, 2011	December 31, 2011	March 31, 2012	March 31, 2011	December 31, 2011	March 31, 2012

Non-GAAP Return on Equity	3.14%	-20.37%	-7.36%	12.56%	-81.48%	-29.44%

Fair value changes of the conversion features of the Convertible bonds	0.69%	2.80%	0.64%	2.77%	11.20%	2.56%

Accretion of interest of the Convertible bonds	-0.43%	-0.64%	-0.59%	-1.73%	-2.56%	-2.36%

Unrecognized tax benefit	-0.57%	0.56%	0.00%	-2.28%	2.24%	0.00%

GAAP Return on equity	2.83%	-17.65%	-7.31%	11.32%	-70.60%	-29.24%

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